May 14, 2018

Dear Old Republic Shareholder,

We are writing to urge you to VOTE FOR PROPOSAL #4 on the Old Republic 2018 proxy card, which asks the company to prepare a report on board oversight of climate change. The proposal makes the following request:

Resolved: To help address the critical social and business impacts of climate change, shareholders request that Old Republic take steps necessary to establish more effective board oversight of the company’s policies and programs addressing the risks and opportunities posed by climate change and report to shareholders by November 2018 (at reasonable cost, omitting proprietary and confidential information) on steps taken or planned.

We believe shareholders should VOTE FOR PROPOSAL #4 for the following reasons:

1.	Climate change is a significant issue for investors

A widely cited study estimated that the value at risk to listed global financial assets is about $4.2 trillion to $43 trillion between now and the end of the century due to climate change, depending on varying degrees of warming.1 According to the study, “Impacts on future assets will come not merely through direct, physical harms but also from weaker growth and lower asset returns across the board. The interconnected nature of the problem will reduce returns, even on investments unharmed by physical damage.”

Further, in 2010, the U.S. Securities & Exchange Commission (SEC) issued interpretive guidance on disclosure related to business or legal developments regarding climate change. That same year, the National Association of Insurance Commissioners (NAIC) adopted the Insurer Climate Risk Disclosure Survey, which is comprised of eight questions that assess insurer strategy and preparedness in the areas of investment, mitigation, financial solvency (risk management), emissions/carbon footprint and engaging consumers. Old Republic’s opposition statement to our proposal largely draws from its response to the NAIC survey, but does not address board oversight of climate change, an omission our proposal seeks to rectify.

2.	Climate change is a particularly important issue in the insurance sector

Climate change presents threats and opportunities for the insurance sector, on both the underwriting and investing sides, requiring adaptation of business models and practices.

Insurers are exposed to climate change risks in their investment portfolios, including real estate, fixed income, and equities. In fact, a recent study reported that the top 40 U.S. insurers held investments of at least $459 billion in fossil fuel companies, of which more than half was held in oil & gas investments.

[1]	https://www.eiuperspectives.economist.com/sites/default/files/The%20cost%20of%20inaction_0.pdf

Insurers are also exposed to climate-related risks through their underwriting portfolios. Claim payouts on insured assets exposed to wildfires, extreme weather events, sea level rise and other climate-influenced factors will likely increase in response to a changing climate, both in terms of size and frequency. Increasingly severe weather events may also increase the cost of business interruption claims and policyholder relocation/temporary housing costs (i.e. while homes are repaired/rebuilt). Insurer solvency and profitability depends on loss events being geographically contained and infrequent. Super storms, droughts and frequent flooding may present risks to the financial performance of individual companies, as well as industry-wide risks.

Additionally, property & casualty (P&C) insurers and reinsurers both underwrite and invest in assets exposed to climate change risks; an event which results in simultaneous investment and underwriting losses (i.e. “compounded risks”) could potentially undermine insurers’ ability to meet solvency requirements.

3.	Board oversight is central to addressing climate risk

As fiduciaries to investors and stewards for long-term corporate value, corporate boards have a responsibility to oversee material sustainability issues, including climate change, as part of their responsibility to protect investor interests.

The Task Force on Climate-related Financial Disclosures (TCFD) identifies corporate governance and risk management practices as critical contextual components within which to understand a company’s financial results. The TCFD recommends addressing climate risk as it relates to a company’s financial bottom line, not only its impact on the environment. Board oversight, a core mechanism that maintains the company’s bottom line, is therefore central to addressing climate risk, and is one of the primary recommendations of the TCFD.

There can be different models for boards seeking to ensure prudent oversight of management’s policies and programs on climate change. For example, Prudential Financial has a dedicated board committee responsible for sustainability, and includes expertise in sustainability as a board director qualification. Meanwhile, Old Republic has not sufficiently informed shareholders on how its board manages issues related to climate change. In fact, the company provides no information about how it addresses climate change risk.

For the reasons provided above, we strongly urge Old Republic shareholders to VOTE FOR PROPOSAL #4 and support board oversight of climate change risks.

Please contact Greg Hasevlat at g.hasevlat@impaxam.com for additional information.